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                                                                    Exhibit 99.1


                                 August 8, 2001


Chairman of the Board of Directors
Gyrodyne Company of America, Inc.
102 Flowerfield Street
St. James, NY 11780

To the Chairman of the Board of Directors of Gyrodyne:

In response to the Board's concerns regarding our earlier proposal, K Capital Partners hereby makes a new proposal to acquire any or all of the outstanding shares of Gyrodyne for $19.00 per share in cash. This will provide existing shareholders a liquidity option today while allowing other shareholders to maintain their ownership position in Gyrodyne if they so desire. In order to address the Board's concerns over the proposed issuance of zero coupon bonds, we have eliminated that aspect of our previous proposal and limited our proposed consideration to cash. We are not looking for management to endorse our proposal. In fact, we would be comfortable if Gyrodyne recommended against shareholders accepting our offer, and Gyrodyne could put forward its best argument as to why shareholders should not sell. The Board of Gyrodyne should, however, allow shareholders to judge for themselves the attractiveness of our proposal by agreeing to waive all statutory, contractual and other limitations that limit our ability to purchase additional shares of stock (including without limitation exempting us from the New York "business combination" statute).

Our proposal would not be conditioned on any minimum level of acceptance of our offer, and shareholders who wish to remain shareholders of Gyrodyne could do so. We emphasize that, as mentioned in our prior letter, we have sufficient financing to support our proposal and we have not conditioned our proposal on any change in the zoning applicable to the real property owned by Gyrodyne. In order to avoid hindering Gyrodyne's ability to consider potentially superior proposals, we also would not seek a break-up fee or similar arrangement, other than customary provisions providing for reimbursement of expenses in the event Gyrodyne accepts a higher offer.

In our meeting on Tuesday, July 31, 2001, K Capital and Gyrodyne discussed working together to provide shareholders with an opportunity to express their views on the strategic direction of the company. The Board of Gyrodyne would present a plan for development of Gyrodyne's property, and shareholders would be able to choose to receive either $19.00 per share from K Capital Partners or remain equity holders of Gyrodyne. At this meeting, Chairman Paul Lamb stated that, by Friday, August 3, 2001, he would propose a timetable for this transaction. However, on August 3, Gyrodyne informed us that they would need at least another seven to ten days to respond to us. K Capital is not willing to accept yet another delay by the Board and believes the Board should do what is right for the shareholders. As a shareholder for the past two years, K Capital has given the Board sufficient time to realize the value of Gyrodyne's property.


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Chairman of the Board of Directors
Gyrodyne Company of America, Inc.
August 8, 2001
Page 2


This non-binding indication of interest is conditioned upon the same conditions indicated in our previous letter. We hope to hear your response to our proposal at your earliest convenience.

Very truly yours,

K Capital Partners, LLC


By: /s/ Abner Kurtin
   -----------------------------------------
   Name:  Abner Kurtin
   Title: Managing Partner


cc:  Stephen V. Maroney, Chief Executive Officer
     Gyrodyne Company of America, Inc.